Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration No. 333-225349
September 14, 2020

Issuer:	WEC Energy Group, Inc.
Security:	0.55% Senior Notes due September 15, 2023
Principal Amount:	$700,000,000
Maturity:	September 15, 2023
Coupon:	0.55%
Initial Price to Public:	99.964% per Senior Note
Yield to Maturity:	0.562%
Spread to Benchmark Treasury:	+40 basis points
Benchmark Treasury:	UST 0.125% due September 15, 2023
Benchmark Treasury Yield:	0.162%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2021
Optional Redemption:	The Senior Notes are redeemable, at the option of the Issuer, in whole at any time or in part from time to time, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus, in each case, accrued and unpaid interest to, but not including, the redemption date.
Trade Date:	September 14, 2020
Expected Settlement Date:	T+3, September 17, 2020
Expected Ratings* (Moody’s/S&P/Fitch):	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)
CUSIP / ISIN:	92939U AC0 / US92939UAC09
Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Senior Co-Manager:	BMO Capital Markets Corp.
Co-Managers:	Penserra Securities LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.